*KH 3/11

SECURI ... ION

15047956

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MAR 02 2015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waddell & Reed, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Clouse (913)236-2277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/11

OATH OR AFFIRMATION

I, Melissa Clouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa A Clouse
Signature

Vice President / Controller
Title

Catherine R Morris
Notary Public

NOTARY PUBLIC - - State of Kansas
CATHERINE R. MORRIS
My Appt. Exp. 09/16/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Waddell & Reed, Inc.:

We have audited the accompanying consolidated balance sheet of Waddell & Reed, Inc. and subsidiaries (the Company), a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2014, and the related consolidated statements of earnings, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

/s/ KPMG LLP

Kansas City, Missouri
February 26, 2015

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2014

(In thousands)

Assets

Cash and cash equivalents	$	320,308
Cash and cash equivalents – restricted		76,595
Investment securities		77,875
Receivables:		
Funds and separate accounts		34,429
Customers and other		211,849
Due from affiliates		15,170
Deferred income taxes		6,814
Prepaid expenses and other current assets		13,202
Income taxes receivable		4,786
Total current assets		761,028
Property and equipment, net		89,983
Deferred sales commissions, net		36,358
Deferred income taxes		22,180
Goodwill and identifiable intangible asset		35,095
Other assets		10,135
Total assets	$	954,779

Liabilities and Stockholder's Equity

Accounts payable	$	28,751
Payable to investment companies for securities		129,633
Payable to third party brokers		18,656
Payable to customers		110,399
Accrued compensation		38,076
Other current liabilities		37,482
Total current liabilities		362,997
Accrued pension and postretirement costs		37,171
Other noncurrent liabilities		20,086
Total liabilities		420,254
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1.00 par value. Authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		248,839
Retained earnings		326,747
Accumulated other comprehensive loss		(41,062)
Total stockholder's equity		534,525
Total liabilities and stockholder's equity	$	954,779

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2014

(In thousands)

Revenues:		
Investment management fees	$	285,965
Underwriting and distribution fees		453,696
Shareholder service fees		150,979
Revenue sharing		48,488
Total		939,128
Expenses:		
Underwriting and distribution		447,316
Compensation and related costs (including share-based compensation of $48,888)		185,016
General and administrative		50,852
Subadvisory fees		882
Depreciation		13,721
Total		697,787
Operating income		241,341
Investment and other income		1,825
Interest expense		(82)
Income before provision for income taxes		243,084
Provision for income taxes		89,647
Net income	$	153,437

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2014

(In thousands)

Net income	$	153,437
Other comprehensive income:		
Unrealized depreciation of available for sale investment securities during the year, net of income tax benefit of $(129)		(254)
Pension and postretirement benefits, net of income tax benefit of $(14,794)		(25,137)
Comprehensive income	$	128,046

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

(In thousands)

	Common stock			Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total stockholder's equity
	Shares		Amount				
Balance at December 31, 2013	1,000	$	1	232,140	248,310	(15,671)	464,780
Net income	—		—	—	153,437	—	153,437
Dividends to parent – cash	—		—	—	(75,000)	—	(75,000)
Excess tax benefits from share-based payment arrangements	—		—	16,699	—	—	16,699
Unrealized depreciation of available for sale investment securities	—		—	—	—	(254)	(254)
Pension and postretirement benefits	—		—	—	—	(25,137)	(25,137)
Balance at December 31, 2014	1,000	$	1	248,839	326,747	(41,062)	534,525

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2014

(In thousands)

Cash flows from operating activities:		
Net income	$	153,437
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		13,772
Amortization of deferred sales commissions		30,443
Excess tax benefits from share-based payment arrangements		(16,699)
Gain on sale of available for sale investment securities		(55)
Net purchases and maturities of trading securities		9,840
Loss on trading securities		37
Loss on sale and retirement of property and equipment		1,758
Deferred income taxes		6,504
Changes in assets and liabilities:		
Cash and cash equivalents – restricted		44,824
Receivables from funds and separate accounts		(2,118)
Other receivables		(70,241)
Due from affiliates, net		5,734
Deferred sales commissions		(17,901)
Other assets		(10,068)
Accounts payable and payable to third party brokers		14,764
Payable to investment companies for securities and payable to customers		17,283
Accrued compensation		5,827
Income taxes receivable		15,296
Other liabilities		(23,831)
Net cash provided by operating activities		178,606
Cash flows from investing activities:		
Purchases of available for sale investment securities		(35,250)
Proceeds from sales and maturities of available for sale investment securities		20,483
Additions to property and equipment		(34,767)
Proceeds from sales of property and equipment		27
Net cash used in investing activities		(49,507)
Cash flows from financing activities:		
Dividends to parent		(75,000)
Excess tax benefits from share-based payment arrangements		16,699
Net cash used in financing activities		(58,301)
Net increase in cash and cash equivalents		70,798
Cash and cash equivalents at beginning of year		249,510
Cash and cash equivalents at end of year	$	320,308
Supplemental disclosure for cash flow information:		
Cash paid for income taxes (net)	$	68,958

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Waddell & Reed, Inc. (W&R Inc.), a broker-dealer and investment adviser, and subsidiaries (the Company, we, our, and us) derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors Funds (the Advisors Funds), Ivy Funds Variable Insurance Portfolios (the Ivy Funds VIP), Ivy Funds, which are underwritten by an affiliate, and Ivy Funds InvestEd (InvestEd) (collectively, the Funds), and institutional and separately managed accounts. The Funds and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Services to the Funds are provided under investment management agreements, underwriting agreements, and shareholder servicing and accounting agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees and shareholders. Our revenues are largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company. Consolidated financial statements of WDR are available.

The Company's underwriting agreements with the Funds allow the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to financial advisors, sales force management, and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are structured in ways that conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

(b) Basis of Presentation and Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation. Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated. The

Company has evaluated subsequent events through February 26, 2015, the date that these consolidated financial statements were issued and determined there are no other items to disclose.

(c) Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to depreciation and amortization, income taxes, valuation of assets, pension and postretirement obligations, and contingencies. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers segregated in compliance with federal and other regulations.

(e) Disclosures about Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

(f) Investment Securities and Investments in Affiliated Funds

Our investments are comprised of government obligations and investments in affiliated funds. Affiliated funds are investments we have made for both general corporate investment purposes and to provide seed capital for new mutual funds and sub-funds. Investment securities are classified as available for sale or trading. Unrealized holding gains and losses on securities available for sale, net of related tax effects, are excluded from earnings until realized and are reported as a separate component of comprehensive income. For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than sponsored funds. For affiliated funds, realized gains and losses are computed using the average cost method.

Our available for sale investments are reviewed each quarter and adjusted for other than temporary declines in value. We consider factors affecting the issuer and the industry the issuer operates in, general market trends including interest rates, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. When a decline in the fair value of equity securities is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is realized as a charge to net income and a new cost basis is established for financial reporting purposes. When a decline in the fair value of debt securities is determined to be other than temporary, the amount of the impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If so, the

(Continued)

other than temporary impairment recognized in earnings is equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If not, the portion of the impairment related to the credit loss is recognized in earnings while the portion of the impairment related to other factors is recognized in other comprehensive income, net of tax.

(g) Property and Equipment

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to 10 years for furniture and fixtures; one to 10 years for computer software; one to five years for data processing equipment; one to 40 years for buildings; three to 26 years for other equipment; and up to 15 years for leasehold improvements, which is the lesser of the lease term or expected life.

(h) Software Developed for Internal Use

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, Accounting Standards Codification ("ASC") 350. Internal costs capitalized are included in "Property and equipment, net" on the consolidated balance sheet, and were $8.5 million as of December 31, 2014. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally one to 10 years.

(i) Goodwill and Identifiable Intangible Asset

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is reviewed annually for impairment in the second quarter of each year and when events or circumstances occur that indicate that goodwill might be impaired. Factors that the Company considers important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or nonrenewal of a mutual fund management advisory contract or substantial changes in revenues earned from such contract, significant changes in our business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset being evaluated.

The Company has one reporting unit for goodwill, investment management and related services. This unit's goodwill was recorded as part of the spin-off of WDR from its former parent, and to a lesser extent, was recorded as part of subsequent business combinations that were merged into the existing investment management operations.

To determine fair value of the reporting unit, our review process uses the market and income approaches. In performing the analyses, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections. The market approach employs market multiples for comparable companies in the financial services industry.

Estimates of fair values of the reporting units are established using multiples of earnings before interest, taxes, depreciation and amortization (EBITDA). The Company believes that fair values calculated based on multiples of EBITDA are an accurate estimation of fair value.

If the fair value coverage margin calculated under the market approach is not considered significant, the Company utilizes a second approach, the income approach, to estimate fair values and averages the results under both methodologies. The income approach employs a discounted free cash flow approach that takes into account current actual results, projected future results, and the Company's estimated weighted average cost of capital.

The Company compares the fair value of the reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Indefinite-life intangible assets represent a mutual fund management advisory contract for managed assets obtained in an acquisition. The Company considers this contract to be an indefinite-life intangible asset as it is expected to be renewed without significant cost or modification of terms. The Company also tests this asset for impairment annually by comparing its fair value to the carrying amount of the asset.

(j) ***Deferred Sales Commissions***

We defer certain costs, principally sales commissions and related compensation, which are paid to financial advisors and broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares sold prior to January 1, 2014 are amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. Effective January 1, 2014, the Company suspended sales of Class B shares. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. Prior to June 16, 2014, the costs incurred at the time of the sale of shares for certain asset allocation products were deferred and amortized on a straight-line basis, not to exceed three years. We recover deferred sales commissions and related compensation through Rule 12b-1 and other distribution fees, which are paid on the Class B and Class C shares of the Advisors Funds, along with contingent deferred sales charges ("CDSCs") paid by shareholders who redeem their shares prior to completion of the specified holding period (three years for shares of certain asset allocation products sold prior to June 16, 2014, six years for a Class B share and 12 months for a Class C share), as well as through client fees paid on the asset allocation products sold prior to June 16, 2014. Effective June 16, 2014 we no longer assess a CDSC to investors upon early redemption of asset allocation products and amounts deferred for sales commissions and related compensation are classified in the prepaid and other current asset and other non-current assets in our consolidated balance sheet. Should we lose our ability to recover deferred sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. We periodically review the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that their carrying

amount may not be recoverable and adjust them accordingly. Impairment adjustments are recognized in operating income as a component of amortization of deferred sales commissions.

(k) Revenue Recognition

Investment Management and Advisory Fees

We recognize investment management fees as earned over the period in which services are rendered. We charge the Funds daily based upon average daily net assets under management in accordance with investment management agreements between the Funds and the Company. The majority of investment and/or advisory fees earned from institutional and separate accounts are charged either monthly or quarterly based upon an average of net assets under management in accordance with such investment management agreements. The Company may waive certain fees for investment management services at its discretion, or in accordance with contractual expense limitations, and these waivers are reflected as a reduction to investment management fees on the statement of income.

Our investment advisory business receives research products and services from broker/dealers through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, the investment advisory business does not have any contractual obligation requiring it to pay for research products and services obtained through soft dollar arrangements with brokers. As a result, we present "soft dollar" arrangements on a net basis.

The Company has contractual arrangements with third parties to provide subadvisory services. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the Funds. Any corresponding fees paid to subadvisors are included in operating expenses.

Distribution, Underwriter and Service Fees

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. When a client purchases Class A or Class E shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for Class A or Class E shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. When a client invests in an asset allocation product, Class A shares are purchased at net asset value and we do not charge an initial sales charge. For client purchases of Class B shares (back-end load) prior to January 1, 2014, and Class C shares (level-load), we do not charge an initial sales charge. Effective January 1, 2014, the Company suspended sales of Class B shares.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net assets under management for Class B and C shares for expenses paid to broker/dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of Class Y shares, which do

not charge a service fee. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net assets under management under a Rule 12b-1 distribution plan to compensate broker/dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A shares may charge a maximum fee of 0.25% of the average daily net assets under management under a Rule 12b-1 service and distribution plan for expenses detailed previously. The Company receives 12b-1 fees for Ivy funds sold by our financial advisors.

Fee-based asset allocation revenues are charged quarterly based upon average daily net assets under management. For certain types of investment products, primarily variable annuities, distribution revenues are generally calculated based upon average daily net assets under management and are recognized monthly. Fees collected from advisors for services related to technology and errors and omissions insurance are recorded in underwriting and distribution fees on a gross basis, as the Company is the primary obligor in these arrangements.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized when contractual obligations are fulfilled or as services are provided.

Through a revenue sharing allocation agreement with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold by our financial advisors. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other administrative services to affiliated companies.

(l) Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred. Advertising expense was $1.4 million for the year ended December 31, 2014 and is classified in underwriting and distribution expense and general and administrative expense on the consolidated statement of earnings.

(m) Leases

The Company leases office space under various leasing arrangements. Most lease agreements contain renewal options, rent escalation clauses and/or other inducements provided by the landlord. As leases expire, they are typically renewed or replaced in the ordinary course of business. Rent expense is recorded on a straight-line basis, including escalations and inducements, over the term of the lease.

(n) Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes Topic*, ASC 740. Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees and financial advisors (our sales force) who are independent contractors. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding increase to income taxes receivable. The excess tax benefits from share-based payments were $16.7 million for 2014.

(2) Investment Securities

Investments at December 31, 2014 are as follows (in thousands):

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale securities:				
Affiliated Funds	$ 74,606	3,050	(571)	77,085
Total available-for-sale securities	$ 74,606	3,050	(571)	77,085
Trading securities:				
Mortgage-backed securities				28
Common stock				72
Affiliated Funds				690
Total trading securities				790
Total investment securities				$ 77,875

Corporate bonds accounted for as available-for-sale and trading matured in 2014. Mortgage-backed securities accounted for as available-for-sale were called in 2014. Mortgage-backed securities accounted for as trading and held as of December 31, 2014 mature in 2022.

Investment securities with fair value of $14.0 million were sold during 2014 with net realized gains of $55 thousand. These securities were accounted for as available-for-sale.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.
- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.
- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The fair value of municipal bonds is measured based on pricing models that take into account, among other factors, information received from market makers and broker/dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance and benchmark yield curves. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer.

Securities' values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.

The following table summarizes our investment securities as of December 31, 2014 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs. There were no transfers between levels for the year ended December 31, 2014.

		Level 1	Level 2	Level 3	Total
			(In thousands)		
Mortgage-backed securities	$	—	28	—	28
Common stock		72	—	—	72
Affiliated Funds		77,775	—	—	77,775
Total	$	77,847	28	—	77,875

(3) Goodwill and Identifiable Intangible Asset

Goodwill represents the excess of purchase price over the tangible assets and the identifiable intangible asset of acquired business. Our goodwill is not deductible for tax purposes. Goodwill and the identifiable intangible asset (all considered indefinite lived) at December 31, 2014 are as follows (in thousands):

Goodwill	$	8,242
Identifiable intangible asset		26,853
Total	$	35,095

In 2014, the Company's annual impairment test indicated that goodwill and the identifiable intangible asset summarized in the table above were not impaired.

(4) Property and Equipment

A summary of property and equipment at December 31, 2014 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	28,356	3 – 10 years
Data processing equipment		23,274	1 – 5 years
Computer software		70,522	1 – 10 years
Equipment		20,603	3 – 26 years
Leasehold improvements		20,928	1 – 15 years
Building		11,905	1 – 40 years
Land		3,804	
Property and equipment, at cost		179,392	
Accumulated depreciation		(89,409)	
Property and equipment, net	$	89,983	

Depreciation expense for the year ended December 31, 2014 was $13.7 million. At December 31, 2014, we have property and equipment under capital lease with a cost of $2.0 million and accumulated depreciation of $897 thousand.

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2014 consists of the following (in thousands):

Currently payable:		
Federal	$	77,322
State		5,821
		83,143
Deferred taxes		6,504
Provision for income taxes	$	89,647

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	1.7
Other items	0.2
Effective income tax rate	36.9%

(Continued)

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2014 is presented as follows (in thousands):

Deferred tax liabilities:		
Unrealized gains on investment securities	$	(919)
Deferred sales commissions		(78)
Property and equipment		(9,774)
Benefit plans		(11,393)
Identifiable intangible asset		(7,550)
Prepaid expenses		(1,794)
Total gross deferred liabilities		(31,508)
Deferred tax assets:		
Additional pension and postretirement liability		25,085
Other accrued expenses		14,009
Nonvested stock		17,800
State net operating loss carryforwards		3,380
Federal benefit on state liabilities		1,897
Unused state tax credits		990
Other		580
Total gross deferred assets		63,741
Valuation allowance		(3,239)
Net deferred tax asset	$	28,994

As of December 31, 2014, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.4 million at December 31, 2014. The carryforwards, if not utilized, will expire between 2015 and 2034. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.2 million has been recorded at December 31, 2014. The Company has state tax credits of $1.0 million as of December 31, 2014 that can be utilized in future tax years. Of these state tax credit carryforwards, $0.8 million will expire between 2024 and 2030 if not utilized and $0.2 million will expire in 2026 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration dates.

As of December 31, 2014, the Company had unrecognized tax benefits, including penalties and interest, of $6.8 million ($4.8 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes receivable.

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes. The total amount of penalties and interest, net of federal benefit, related to tax uncertainties recognized in the consolidated statement of earnings for the year ended December 31, 2014 was $0.1 million. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2014 of $2.4 million ($1.9 million net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2014 (in thousands):

		Unrecognized tax benefits
Balance at January 1, 2014	$	5,296
Increases during the year:		
Gross increases – tax positions in prior period		149
Gross increases – current period tax positions		228
Decreases during the year:		
Gross decreases – tax positions in prior period		(115)
Decreases due to settlements with taxing authorities		(521)
Decreases due to lapse of statute of limitations		(610)
Balance at December 31, 2014	$	4,427

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. During 2014, the Company settled six open tax years that were undergoing audits by state jurisdictions in which the Company operates. The 2011 through 2014 federal income tax returns are the only open tax years that remain subject to potential future audit. State income tax returns for all years after 2010 and, in certain states, income tax returns for 2010, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

The Company is currently being audited in various state jurisdictions. It is reasonably possible that the Company will settle the audits in these jurisdictions within the next 12-month period. The Company's liability for unrecognized tax benefits, including penalties and interest, will not decrease significantly upon settlement of these audits. Additionally, such settlements are not anticipated to have a significant impact on reported income.

(6) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final 10 years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2014 were $6.1 million.

The total projected benefit obligation of the Plan is $208.1 million, of which $179.2 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the consolidated balance sheet of WDR at December 31, 2014 is $32.5 million, of which $28.0 million is included in accrued pension and postretirement costs on the Company's consolidated balance sheet.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees and Waddell & Reed advisors. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $9.9 million are recorded on the consolidated balance sheet of WDR at December 31, 2014, of which $9.4 million relates to the Company. Of the Company's total liability at December 31, 2014, $278 thousand is included in other current liabilities, while the remainder is long term in nature and is included in accrued pension and postretirement costs. During 2014, WDR allocated $1.1 million of expense to the Company for the medical plan.

(7) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2014 were $5.4 million.

(Continued)

(8) Accumulated Other Comprehensive Loss

The following table summarizes other comprehensive income (loss) activity for the year ended December 31, 2014.

	Unrealized gains (losses) on investment securities	Change in valuation allowance for unrealized gains (losses) on investment securities	Pension and postretirement benefits	Total accumulated other comprehensive income (loss)
		(In thousands)		
Balance at December 31, 2013	$ 1,803	12	(17,486)	(15,671)
Other comprehensive income before reclassification	(207)	(10)	(26,241)	(26,458)
Amount reclassified from accumulated other comprehensive income	(35)	(2)	1,104	1,067
Net current period other comprehensive income	(242)	(12)	(25,137)	(25,391)
Balance at December 31, 2014	$ 1,561	—	(42,623)	(41,062)

Reclassifications from accumulated other comprehensive income (loss) and included in net income are summarized in the table that follows for the year ended December 31, 2014.

	Pre-tax	Tax (expense) benefit	Net of tax	Statement of income line item
		(In thousands)		
Reclassifications included in net income:				
Realized gain on sale of available for sale securities	$ 55	(20)	35	Investment and other income
Valuation allowance	—	2	2	Provision for income taxes
Amortization of pension and post retirement benefits	(1,754)	650	(1,104)	Underwriting and distribution expense and compensation and related costs
Total	$ (1,699)	632	(1,067)	

(9) Uniform Net Capital Rule Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker/dealer may elect to not be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker/dealers. The Company made this election and is not subject to the aggregate indebtedness ratio as of December 31, 2014. At December 31, 2014, the Company had net capital of $11.0 million that was $10.7 million in excess of its required net capital of $250 thousand. The primary difference between net capital and stockholder's equity are the nonallowable assets, including equity in subsidiaries, that are excluded from net capital. See Schedule I for additional information regarding net capital.

(10) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1), (k)(2)(i) and (k)(2)(ii). The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2014 for which instructions to reduce to possession or control had been issued as of December 31, 2014, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2014, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(11) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under WDR's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays WDR for expense related to these awards. For the year ended December 31, 2014, the Company recorded share-based compensation expense totaling $48.9 million that is included in compensation and related costs in the consolidated statement of earnings.

(12) Rental Expense and Lease Commitments

We lease certain home office buildings, certain sales and other office space and equipment under long-term operating leases. Rent expense for the year ended December 31, 2014 was $22.3 million. Future minimum rental commitments under non-cancelable operating leases are as follows:

Year		Commitments (in thousands)
2015	$	20,609
2016		17,369
2017		13,888
2018		10,046
2019		5,634
Thereafter		14,353
	$	81,899

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be materially different than those in 2014.

(13) Related Party Transactions

The current amounts due from affiliates at December 31, 2014 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2014 include amounts due for administrative and other services.

The amount classified as income tax receivable at December 31, 2014 consists entirely of amounts due from WDR for tax allocations.

We earn investment management fee revenues from the Advisors Funds and Ivy Funds VIP for which we also act as an investment adviser, pursuant to an investment management agreement with each Fund. In addition, we have agreements with the Advisors Funds and Ivy Funds VIP pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, pursuant to which distribution and service fees are collected from the Advisor Funds and Ivy Funds VIP for distribution of mutual fund shares, for costs such as advertising and commissions paid to broker/dealers, and for providing ongoing services to shareholders of the Advisor Funds and Ivy Funds VIP and/or maintaining shareholder accounts. We also earn service fee revenues by providing various services to the Advisor Funds and their shareholders pursuant to a shareholder servicing agreement with each Fund and an accounting service agreement with the Advisor Funds and Ivy Funds VIP. Funds and separate accounts receivable includes amounts due from the Funds for aforementioned services.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the Company's licensed financial advisors. The Company is program manager for a 529 plan and earns point of sale commission from the sale of Class E shares of certain Ivy Funds by the Company's licensed financial advisors and financial intermediaries that have entered into 529 plan selling agreements with the Company.

Through revenue sharing allocation agreements with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold through the Advisor channel. The Company also receives 10 basis points on gross sales of assets and 10 basis points on average assets under management for separately managed account relationships established by the institutional channel. Accordingly, during 2014, the Company received $2.0 million from the gross sales of assets, $11.0 million from average assets under management, $1.0 million from the gross sales of assets and average assets under management related to separately managed accounts. In addition, the Company is reimbursed for its costs incurred in providing accounting, information technology, legal, marketing, rent and other services. During 2014, the Company was reimbursed $34.4 million for these services.

(14) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2014 was not consolidated with its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2014 that were not consolidated in the December 31, 2014 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	229,138
Receivables and prepaids		67,170
Investment securities		77,085
Property and equipment, net		52,318
Goodwill and intangible assets, net		26,853
Current income taxes		4,306
Deferred income taxes		24,456
Other assets		1,232
		482,558
Liabilities:		
Other liabilities		117,999
		117,999
Company equity in net assets of subsidiaries	$	364,559

(15) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations in a particular quarter or year.

The Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. For contingencies where an unfavorable outcome is reasonably possible and that are significant, the Company discloses the nature of the contingency and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management's judgment is required related to contingent liabilities because the outcomes are difficult to predict. In our opinion, the likelihood that any pending legal proceeding, regulatory investigation, claim, or other contingency will have a material adverse effect on our business, financial condition or results of operations is remote.

(16) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents held. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.

Schedule I

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

(In thousands)

Total stockholder's equity per balance sheet	$	534,525
Additions to capital – deferred tax and capitalized lease adjustment		19,148
Total stockholder's equity for computation of net capital		553,673
Nonallowable assets, including equity in subsidiaries		541,592
Haircuts on securities		1,116
Net capital		10,965
Minimum net capital requirement		250
Excess of net capital over minimum net capital requirement	$	10,715
Aggregate indebtedness	$	312,257
Ratio of aggregate indebtedness to net capital		28.48

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.

Schedule II

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Reconciliation of Total Assets Included in the December 31, 2014
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2014 FOCUS Report

(In thousands)

Total assets per the 2014 FOCUS Report	$	865,930
Reclassifications and adjustments		88,849
Total assets per the December 31, 2014 audited consolidated financial statements	$	954,779

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Waddell & Reed, Inc.:

We have reviewed management's statements, included in the accompanying Waddell & Reed, Inc.'s Exemption Report (the Exemption Report), in which (1) Waddell & Reed, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1), (k)(2)(i), and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), (k)(2)(i), and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ KPMG LLP

Kansas City, Missouri
February 26, 2015

Waddell & Reed, Inc.'s Exemption Report

Waddell & Reed, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1),(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from June 1, 2014 to December 31, 2014 except as described below:

During the period from June 1, 2014 to December 31, 2014, the Company failed to promptly transmit 867 customer checks made payable to unaffiliated companies or non-proprietary mutual funds, received through its field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(1). (Out of the total of 867 exceptions, 12% occurred in June, 12% in July, 15% in August, 17% in September, 15% in October, 12% in November, and 17% in December.)

During the period from June 1, 2014 to December 31, 2014, the Company failed to promptly transmit 829 customer checks made payable to the Company, received through its home and field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(i). (Out of the total of 829 exceptions, 13% occurred in June, 11% in July, 23% in August, 17% in September, 13% in October, 11% in November, and 12% in December.)

During the period from June 1, 2014 to December 31, 2014, the Company failed to promptly transmit 102 customer checks made payable to its clearing broker and 12 securities certificates, received through its home and field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(ii). (Out of the total of 114 exceptions, 11% occurred in June, 15% in July, 18% in August, 11% in September, 11% in October, 23% in November, and 11% in December.)

Waddell & Reed, Inc.

I, Melissa Clouse, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Melissa Clouse

Title: Vice President/Controller

February 26, 2015

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Waddell & Reed, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Waddell & Reed, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (wire transfer support) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by management (adjustments support schedule and trial balance) noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/14

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027030 FINRA DEC
WADDELL & REED INC
ATTN: M STROHM
PO BOX 29217
SHAWNEE MISSION, KS 66201-9217
REVISED

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 139,683
B. Less payment made with SIPC-6 filed (**exclude interest**) 07-29-14 Date Paid		(67,858)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		71,825
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 71,825	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Waddell & Reed, Inc.
(Name of Corporation, Partnership or other organization)

Melissa Clause
(Authorized Signature)

Dated the 10th day of February, 20 15.

Vice President & Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 511,698,121
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	398,625,731
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	542,410
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	66,975
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached (Deductions in excess of $100,000 require documentation)	56,519,687
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 70,080	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	70,080
Total deductions	455,824,883
2d. SIPC Net Operating Revenues	$ 55,873,238
2e. General Assessment @ .0025	$ 139,683

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WADDELL & REED INC.
SIPC-7 Assessment
December 31, 2014

			12/31/2014 YTD
2C.	Deductions		
	(8) Other revenue not related either directly or indirectly to the securities business		
		Misc. Income	1,784.11
		Transfer Pricing Revenue Share	56,435,611.53
		Interest Income-Other	13,577.20
		Rental Income	68,714.22
			56,519,687.06